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10027369

SE URI   ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL

OMB Number:	3235-0123
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SEC FILE NUMBER
8- 44770

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/09_____AND ENDING_____12/31/09_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Merrion Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

210 Elmer Street
                                         (No. and Street)

Westfield   NJ   07090
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Howard Spindel   212-509-7800
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins, LLP
                          (Name – *if individual, state last, first, middle name*)

15 Essex Road, Suite 503   Paramus   NJ   07652
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __William B. Wigton__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Merrion Securities, LLC__ , as of __December 31__ , 20 __09__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Managing Director
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

- X (o) Independent Auditors' Report on Internal Accounting Control
- X (p) Note to Financial Statements

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

To the Members of
Merrion Securities, LLC

We have audited the accompanying statement of financial condition of Merrion Securities, LLC (the Company) as of December 31, 2009, and the related statements of income and members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Merrion Securities, LLC at December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

Paramus, New Jersey
January 29, 2010

Dorothy B. Kraft Center, 15 Essex Road, Paramus, New Jersey 07652   201.712.9800 tel   201.712.0988 fax   www.odmd.com

Merrion Securities, LLC

Statement of Financial Condition

December 31, 2009

ASSETS

Cash and cash equivalents	$ 24,636
Due from broker	1,044,290
Equity securities	270,744
Due from affiliate	11,600
Furniture, equipment and leasehold improvements,	
net of accumulated depreciation and amortization of $170,301	24,046
Other assets	66,854
	$ 1,442,170

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 55,422
Members' equity	1,386,748
	$ 1,442,170

Merrion Securities, LLC

Statement of Income and Members' Equity

Year Ended December 31, 2009

INCOME

Commissions	$ 2,052,733
Net gain on principal transactions	301,533
Interest and dividends, net	20,783
Other	543,132
	2,918,181

EXPENSES

Employee compensation, benefits, and related expenses	1,674,405
Commissions	206,034
Clearing fees and floor brokerage	362,435
Professional fees	105,839
Rent	108,000
Market data	187,353
Depreciation and amortization	15,567
Other operating expenses	164,804
	2,824,437
Net Income	93,744

MEMBERS' EQUITY

Beginning of year	1,293,004
End of year	$ 1,386,748

See notes to financial statements

Merrion Securities, LLC

Statement of Cash Flows

Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	93,744
Adjustments to reconcile net income to net cash from operating activities		
Depreciation and amortization		15,567
Changes in operating assets and liabilities		
Securities owned		(208,504)
Due to/from broker		69,133
Due from affiliate		(11,600)
Other assets		16,733
Accounts payable and accrued expenses		(33,785)
Net Cash from Operating Activities		(58,712)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchases of property and equipment		(7,148)
Net Change in Cash and Cash Equivalents		(65,860)

CASH AND CASH EQUIVALENTS

Beginning of year		90,496
End of year	$	24,636

See notes to financial statements

1. **Organization**

    Merrion Securities, LLC (the Company), a limited liability company, is a broker-dealer registered with the Securities Exchange Commission and is a member of the Financial Industry Regulatory Authority.

    All transactions are cleared through a clearing broker on a fully disclosed basis and, accordingly, the Company does not carry securities accounts for customers or perform custodial functions relating to their securities.

2. **Significant Accounting Policies**

    Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Cash Equivalents

    The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

    Securities Transactions

    Proprietary securities transactions and related revenues and expenses are recorded on a trade-date basis.

    Fair Value Measurements

    The Company follows Financial Accounting Standard Board (FASB) guidance on Fair Value Measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist.

2. Significant Accounting Policies (Continued)

Fair Value Measurements (Continued)

As of and for the year ended December 31, 2009 all of the Company's investments held and income on principal transactions were valued using Level I inputs.

Due from Broker

Amounts receivable and payable to the clearing broker are recorded net on the statement of financial condition pursuant to master netting agreements.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost; maintenance and repairs are charged to operations. Depreciation expense is calculated using the straight-line method over the life of the respective assets. Leasehold improvements are amortized over the shorter of the lease term or the economic useful life of the improvements. The useful lives are as follows:

Office equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	5 years

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and accordingly does not record a provision for income taxes because the individual members report their share of the Company's income or loss in their income tax returns. As a limited liability company, the liability of the Company's members is limited to the amount of the members' interest.

2.   **Significant Accounting Policies (Continued)**

Accounting for Uncertainty in Income Taxes

At December 31, 2009, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal and state income tax audits for periods prior to 2006.

Subsequent Events

Management has evaluated subsequent events for disclosure and/or recognition through the date that the financial statements were available to be issued, which date is January 29, 2010.

3.   **Regulatory Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rule provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of approximately $1,222,000 which was approximately $1,122,000 in excess of its minimum requirement of $100,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

4.   **Off Balance Sheet Risk and Concentration of Credit Risk**

The Company is engaged in various brokerage activities with other counterparties including customers and financial institutions. In the normal course of business, the Company may be exposed to risk of loss in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities underlying the contract, as a loss. A substantial portion of the Company's assets are in the custody of the clearing broker.

5. **Related Party Transactions**

Commission revenue from members, management and affiliates of the Company amounted to approximately $443,000 for 2009.

During 2009, the Company leased office space from an affiliate on a month-to-month basis. Total rent expense under the lease was $108,000 for the year ended December 31, 2009.

Other income includes $540,000 received from an affiliate for facilities and for professional and administrative services.

6. **Major Customers**

Commissions from three major customers represented approximately 51% of total commission revenue for the year ended December 31, 2009.

SUPPLEMENTAL SCHEDULE

Computation for Determination of Reserve
Requirements and Information Relating to Possession
or Control Requirements for Brokers and Dealers
Pursuant to Rule 15c3-3

December 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

(See accompanying independent auditors' report)

Merrion Securities, LLC

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

Members' equity at December 31, 2009	$ 1,386,748
Deductions and/or charges	
Non-allowable assets	
Due from affiliate	11,600
Furniture, equipment and leasehold improvements, net	24,046
Other assets	66,854
	102,500
Tentative Net Capital	1,284,248
Haircuts on securities	
Trading and investment securities	40,611
Undue concentration	21,348
	61,959
Net Capital	1,222,289
Minimum capital requirements (greater of 6-2/3% of aggregate indebtedness or $100,000)	100,000
Excess net capital	$ 1,122,289
Aggregate indebtedness	$ 55,422
Ratio of aggregate indebtedness to net capital	.05 to 1

There are no material differences between this computation of net
capital and the corresponding computation prepared by the
Company and included in its unaudited Part IIA FOCUS Report
as of December 31, 2009.

Merrion Securities, LLC

Report Of Independent Auditors On

Internal Accounting Control

Required By SEC Rule 17a-5

December 31, 2009

**Independent Auditors' Report On Internal
Control Structure Required By S.E.C Rule 17a-5**

**To the Members of
Merrion Securities, LLC**

In planning and performing our audit of the financial statements of Merrion Securities, LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financials statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

Paramus, New Jersey
January 29, 2010

Merrion Securities, LLC

Financial Statements and
Supplemental Schedule
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

December 31, 2009

Merrion Securities, LLC

Independent Accountants' Report on
Applying Agreed-Upon Procedures
Related to
SIPC Assessment Reconciliation

December 31, 2009



Independent Accountants' Report on Applying
Agreed-Upon Procedures Related to
SIPC Assessment Reconciliation

To the Members of Merrion Securities, LLC
210 Elmer Street
Westfield, New Jersey 07090

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Merrion Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Merrion Securities, LLC compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Merrion Securities, LLC management is responsible for Merrion Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement journals, noting no differences;

2. Compared the applicable amounts included in its audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the nine months ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

January 29, 2010
Paramus, New Jersey

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215

202-371-8300

Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7T
(29-REV 12/09)

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-44770   FINRA   Dec-09

Merrion Securities, LLC

210 Elmer Street

Westfield   NJ   07090

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Randolph Rogers   (908) 654-0033

2. A   General assessment (item 2e from page 2 but not less than $150 minimum) $ _____ 3,746

   B.   Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)   (_____ 1,926)

   _____12/30/08 and 7/29/09_____
   Date Paid

   C.   Less prior overpayment applied   (_____)

   D.   Assessment balance due or (overpayment)   _____ 1,820

   E.   Interest computed on late payment (see instructions E) for _____ days at 20% per annum   _____ -

   F.   Total assessment and interest due (or overpayment carried forward) $ _____ 1,820

   G.   PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as E above) $ _____ 1,820

   H.   Overpayment carried forward $(_____ -)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represented thereby that all information contained herein is true, correct and complete.

Merrion Securities, LLC
(Name of Corporation, Partnership or other organization)

Randolph C Rogers
(Authorized Signature)

Dated the 15 day of ___February___, 20 10.

Chief Financial Officer
(Title)

This form is the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less that 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
   Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending December 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,777,741

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. -

(2) Net loss from principal transactions in securities in trading accounts. -

(3) Net loss from principal transactions in commodities in trading accounts. -

(4) Interest and dividend expense deducted in determining item 2a. -

(5) Net loss from management of or participation in the underwriting or distribution of securities. -

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. -

(7) Net loss from securities in investment accounts. -

Total additions -

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. -

(2) Revenues from commodity transactions. -

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 261,344

(4) Reimbursements for postage in connection with proxy solicitation. -

(5) Net gain from securities in investment accounts. -

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. -

(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). -

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

Expense reimbursement 1,025

(9) (i) Total interest and dividend expense (FOCUS Line 22/Part IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 17,077.00

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -

Enter the greater of line (i) or (ii) 17,077

Total deductions 279,446

2d. SIPC Net Operating Revenue $ 1,498,295

2e. General Assessment @ .0025 $ 3,746
(to page 1 but not less than $150 minimum)

2